Securities and Exchange Commission
                            Washington, D.C.  20549


                                   FORM N-54C


                  NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE
                    SUBJECT TO SECTIONS 55 THROUGH 65 OF THE
                         INVESTMENT COMPANY ACT OF 1940
               FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT
                              COMPANY ACT OF 1940


         The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:  Pratt, Wylce & Lords, Ltd.
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Address of Principal Business Office (No. & Street, City, State, Zip Code):

2035 Staysail Lane, Jupiter, Florida 33477
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Telephone Number (including area code): 561-745-1949
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File Number under the Securities Exchange Act of 1934: 000-25792
                                                       -------
Pratt, Wylce & Lords, Ltd. ceased any operations relating to providing consulting services and receiving securities of its client companies as partial payment, Since its cessation of financial consulting activities, the Company has carried out administrative functions and has begun liquidating its investment portfolio.

During the year ended January 31, 1998, the Company made working capital advances to Immune Technologies, Inc. (Immune), a former client
company,amounting to $54,100.   The business of Immune consists of research
and development and marketing of products based on new technology for the prevention and related therapy of infectious diseases in animals.

In April 1998, the Company entered into a purchase and sale agreement with Immune whereby the Company purchased certain assets of Immune consisting primarily of accounts receivable, furniture, equipment and intangible assets. The purchase price paid consisted of 2,000,000 shares of the Company's common stock and the cash advances made.

In August 1998, the Company entered into an Agreement of Sale with Greengold Corporation ("Greengold"), a Minnesota corporation whereby all of the Greengold Common Shares were exchanged for 1,900,000 Common Shares of the Company. Greengold is launching operations in North Carolina in 1998 to commercialize its patented Aquameal System, a process in aquaculture crop production using wastewater as a fertilizer source.

The Company is currently seeking new business activities unrelated to the provision of financial services.

   Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Jupiter and State of Florida on the 3rd day of November, 1998.


[SEAL]                                 Pratt, Wylce & Lords, Ltd.


                                        By: /s/ L. Alan Schafler

                                        L. Alan Schafler, President/Director


Attest:  /s/ Erich Schmid

Title:  Director